Locke Liddell & Sapp LLP
Attorneys & Counselors
3400 JPMorgan Chase Tower 600 Travis Houston, TX 77002-3095	Austin • Dallas • Houston • New Orleans • Washington D.C.	Phone: (713) 226-1200 Fax: (713) 223-3717 www.lockeliddell.com

                                                                                                                                                    Direct-Number: (713) 226-1496
                                                                                            Direct-Fax: (713) 229-2565
                                                                                     E-mail:  dtaylor@lockeliddell.com

February 5, 2007

Via Federal Express and EDGAR
Mr. Michael McTiernan
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street NE
Washington, D.C. 20549

           Re:     Analytical Surveys, Inc.
                                    Form S-3, File No. 333-139644
            Filed December 22, 2006

Dear Mr. McTiernan:

On behalf of Analytical Surveys, Inc. (“ASI” or the “Company”), this letter responds to the Staff’s comment letter of February 1, 2007, relating to Registration Statement on Form S-3 (File No. 333-139644), which was filed with the Commission by the Company on December 22, 2006 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings that are in the Registration Statement. All information in this response was provided to us by the Company.

We respectfully request that the appropriate members of the Staff review our responses as reflected in this letter at their earliest convenience and advise us as to further comments, if any, as soon as possible.

General

1.
We note your response to our comment letter dated January 5, 2007. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). Please register the transaction on a form you are eligible to use to register a primary offering, identify DKR Soundshore Oasis Holding Fund Ltd., Harborview Master Fund L.P. and Monarch Capital Fund Ltd. as underwriters and include the price at which the underwriters will sell the securities.

Michael McTiernan
February 5, 2007

Response: The Company respectfully submits that the offering by the Company of shares pursuant to the Registration Statement and the prospectus constituting a part thereof (the “Prospectus”) is a true secondary offering and should not be viewed as a primary offering on behalf of the Company. In an effort to comply with the Staff’s interpretation of a secondary offering, the Company would like to amend the Registration Statement to seek to register a total of 3,771,302 shares of the Company’s common stock (in lieu of the 6,232,590 shares attempted to be registered in the original Registration Statement).

The Company believes that there are three key factors evidencing that the proposed transaction is indeed a secondary offering eligible to be conduced on Form S-3.

First, substantially all the shares being registered are issuable to the selling shareholders and affiliates of the selling shareholders (the “Selling Shareholders”) pursuant to the terms of a private placement offering made by the Company that was negotiated in arms-length transactions. In the private placement offering, interests were purchased by the Selling Shareholders (except for Palladium Capital Advisors LLC who received its securities as part of its compensation in connection with it services regarding the private placement) for cash at a fixed conversion price. In addition, each Selling Shareholder represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution.

Second, the Selling Shareholders paid a premium for their shares of Company common stock and no Selling Shareholder, nor any of their affiliates, nor any person with whom they have a contractual relationship regarding the transaction, received any discounts from the Company. The conversion price of the convertible notes is $0.695, which is $0.135 above the closing bid price of the Company’s common stock on the trading day preceding closing. The exercise price of all warrants issued pursuant to the transaction is $0.57, which is $0.01 above the closing bid price on the trading day preceding closing.

Third, the expenses paid by the Company relative to the net proceeds received by the Company were not disproportionate to the size of the offering. As previously disclosed to the Staff, the face value of the convertible note is $1,650,000. The dollar value of the 2,374,101 shares of common stock underlying the convertible notes that are being registered for resale on the date of closing, using the closing bid price on the trading day preceding closing, was $1,329,496. The dollar value of the 2,374,101 shares of common stock underlying the convertible notes that are being registered for resale using the closing price of $0.59 on February 2, 2007, totaled $1,407,720.

Michael McTiernan
February 5, 2007

As set forth below, the Company paid fees totaling $173,500 pursuant to the transaction with net proceeds totaling $1,476,500.

Total and Net Proceeds
DKR Soundshore Oasis Holding Fund Ltd	$550,000
Harborview Master Fund, L.P	550,000
Less fees withheld	(31,500)	(1)
Monarch Capital Fund Ltd.	550,000
Total proceeds received by the Company	1,618,500	(1)
Less cash payments disbursed by the Company
Palladium Capital	132,000
Feldman Weinstein & Smith LLP	10,000
Total cash payments	142,000	(1)
Net proceeds	$1,476,500
             ____________________
(1)	Proceeds before fees withheld totaled $1,650,000; $16,500 due diligence fee and $15,000 legal fee withheld at funding.

Currently, there are 5,881,039 shares of the Company’s common stock registered with the SEC, and if the Registration Statement, as amended, were declared effective, there would be approximately 9,652,341 shares registered. As a result, 3,771,302 shares, or approximately 39% of this total, are being registered under this Registration Statement.

Set forth below is an analysis comparing the number of shares underlying the convertible notes and warrants held by each of the Selling Shareholders that the Company seeks to register for resale in the Registration Statement upon conversion of the convertible debentures and exercise of a portion of the warrants, to the number of outstanding shares held by persons other than the Selling Shareholders, their affiliates or those to whom they have contractual relationships with respect to the transaction.

	Shares issuable pursuant to convertible note	% of outstanding(1)	Warrants	% of outstanding(1)	Total Common Stock Equivalents (“CSEs”)	% of outstanding(1)

DKR	791,367	20.99	402,425	10.67	1,193,792	31.66
Harborview	791,367	20.98	402,424	10.67	1,193,791	31.65
Monarch	791,367	20.98	402,424	10.67	1,193,791	31.65
Palladium	--	--	189,928	5.04	189,928	5.04
Total	2,374,101	62.95	1,397,201	37.05	3,771,302	100.00
____________________
(1)
Percentage based on 3,771,302 shares of common stock outstanding held by persons other than those noted in the Staff’s comment. For purposes of the percentage calculation, outstanding shares were not adjusted to reflect potential shares issuable pursuant to the transaction or 2,093,829 shares previously registered and issuable pursuant to outstanding convertible preferred stock, warrants, and options.

Michael McTiernan
February 5, 2007

In light of the favorable circumstances surrounding the transaction as outlined above which evidence that the offering is a true secondary offering, the Company respectfully requests to amend the Registration Statement to provide for the registration of 3,771,302 shares of common stock or an amount equal to 100% of the outstanding shares of the Company’s common stock.

2.	Please revise to disclose the information provided to us in your response to prior comments 1, 2 and 3, including:

•
the dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number underlying securities that you have registered for resale and the market price for those securities on the date of the dale of the convertible debenture);

•	payments to the selling shareholders, including the gross and net proceeds that you received from the sale of the convertible debentures and warrants;

•
tabular disclosure of the dollar amount of each payment to any selling shareholder or affiliate of a selling shareholder, including due diligence fees, placement agent fees, legal fees paid on behalf of the selling shareholders, interest, liquidated damages, any proceeds withheld, including an explanation of the nature of such amounts, and any other payments or potential payments;

•
a comparison of the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling shareholders, affiliates of the company and affiliates of the selling shareholders (excluding securities underlying any outstanding convertible securities, options or warrants) with;

•	the number of shares registered for resale by the selling shareholders or their affiliates in the current transaction

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares that have been sold in prior registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders.

Michael McTiernan
February 5, 2007

Response:

The Company notes the Staff’s comment and will provide the following requested disclosure in its Amendment No. 1 to the Registration Statement.

	Preferred	Common Stock issuable upon conversion of Preferred(1)	Warrants	Total Common Stock Equivalents (“CSEs”)

Shares authorized prior to transaction	2,500,000			100,000,000
Shares and CSEs issued in transaction	760,000	598,425	763,780	1,362,205 (2)
Shares outstanding prior to transaction	-	3,262,272	3,262,272	3,262,272
Percentage of total issued and outstanding securities issuable in the transaction	100%	18.3%	23.4%	41.7%

Shares and CSEs issued to selling shareholders:
Monarch Capital Fund	150,000	118,110	118,110	236,220 (3)
Percentage of transaction	19.7%	19.7%	15.4%	17.3%
Percentage of outstanding	--	3.6%	3.6%	7.2%
Palladium Capital and M. Hartstein			78,740	78,740 (4)
Percentage of transaction	--	--	10.3%	5.8%
Percentage of outstanding	--	--	2.4%	2.4%
Conversion/exercise price into common	$1.27		$1.34 / $1.49	$1.35 (5)
Market price per share immediately prior to transaction				$1.33
Current market price per share				$0.59
____________________

(1)	Does not include shares that may be issued pursuant in lieu of cash dividends. No shares have been issued in lieu of cash dividends.
(2)
Includes 760,000 preferred shares convertible into 598,425 shares of common stock at the fixed conversion price of $1.27 per share, 381,890 warrants to purchase common stock at $1.34 per share, and 381,890 warrants to purchase common stock at $1.49 per share.

(3)
Includes 150,000 preferred shares convertible into 118,110 shares of common stock at the fixed conversion price of $1.27 per share, warrants to purchase 59,055 shares of common stock at $1.34 per share, and warrants to purchase 59,055 shares of common stock at $1.49 per share

(4)	Includes warrants to purchase 39,370 shares of common stock at $1.34 per share, and warrants to purchase 39,370 shares of common stock at $1.49 per share.
(5)	Weighted average conversion and exercise price of shares issuable pursuant to transaction is $1.35 per common share equivalent.

Set forth below is an analysis comparing the number of shares (A) registered for resale by the Selling Shareholders in prior registration statements, (B) the number of shares that have been sold in prior registered resale transactions by the Selling Shareholders; and (C) the number of shares registered for resale by the Selling Shareholders that continue to be held by the Selling Shareholders, to the number of outstanding shares held by persons other than the Selling Shareholders, or those to whom they have contractual relationships with respect to the transaction.

Michael McTiernan
February 5, 2007

	Shares issuable pursuant conversion of preferred stock	% of outstanding(1)	Class A & B Warrants	% of outstanding(1)	Total Common Stock Equivalents (“CSEs”)	% of outstanding(1)
(A) Shares registered for resale in prior registration statements
Monarch	118,110	3.13	118,110	3.13	236,220	6.26
Palladium	--	--	78,740	2.09	78,740	2.09
Total	118,110	3.13	196,850	5.22	314,960	8.35
(B) Shares that have been sold registered for resale in prior registration statements
Monarch	118,110	3.13	--	--	118,110	3.13
Palladium	--	--	--	--	--	--
Total	118,110	3.13	--	--	118,110	3.13
(C) Shares that continue to be held that were registered for resale in prior registration statements
Monarch	--	--	118,110	3.13	118,110	3.13
Palladium	--	--	78,740	2.09	78,740	2.09
Total	--	--	196,850	5.22	196,850	5.22
____________________
(1)
Percentage based on 3,771,302 shares of common stock outstanding held by persons other than those noted in the Staff’s comment. For purposes of the percentage calculation, outstanding shares were not adjusted to reflect potential shares issuable pursuant to the transaction or 2,093,829 shares previously registered and issuable pursuant to outstanding convertible preferred stock, warrants, and options.

Please direct any comments or questions you may have regarding the foregoing to me at (713) 226-1496 or Michelle Earley at (512) 305-4818.

Submitted at the request and on behalf of Analytical Surveys, Inc.

Very truly yours,

David F. Taylor
For the Firm